20012674

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SEC FILE NUMBER
8-67653

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (Date) AND ENDING December 31, 2019 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PHX Financial, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHX Financial, Inc. as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York

Signature

CEO
Title

03/06/2020

Notary Public

JAPLEEN KAUR
NOTARY PUBLIC-STATE OF NEW YORK
No 01KA6378777
Qualified in Nassau County
My Commission Expires 07-30-2022

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (e) Statement of Cash Flows
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) Statement of Exemption from Rule 15c3-3.
- [x] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [x] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PHX Financial, Inc. dba Phoenix Financial Services
Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2019

PHX Financial, Inc. dba Phoenix Financial Services
Index to the Financial Statements
December 31, 2019

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
PHX Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PHX Financial, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2006
Abington, Pennsylvania
March 6, 2020

PHX Financial, Inc. dba Phoenix Financial Services
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	138,099
Receivable from clearing organization		232,528
Deposit with clearing organization		100,000
Other receivables		370,935
Prepaid expenses		15,140
Operating lease right-of-use assets		372,474
Furniture and equipment, net		19,646
Deposits		17,287
Total Assets	$	1,266,109
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	35,251
Accrued expenses and other liabilities		202,976
Operating lease liabilities		383,285
Deferred tax liability		42,955
Subordinated loan interest payable		28,000
Liabilities subordinated to claims of general creditors		150,000
Total Liabilities		842,467
Commitments and Contingencies		
Stockholder's equity		
Common Stock, par value of $0.001; 10,000,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		627,009
Retained earnings		(203,368)
Total Stockholder's equity		423,642
Total Liabilities and Stockholder's Equity	$	1,266,109

The accompanying notes are an integral part of these financial statements.

PHX Financial, Inc. dba Phoenix Financial Services
Statement of Operations
Year Ended December 31, 2019

Revenues		
Commissions	$	3,234,686
Corp. financing/underwriting		4,932,218
Interest income		89,235
Other income		1,133,689
Total Revenues		9,389,828
Operating Expenses		
Compensation and benefits		7,596,874
Occupancy		463,528
Legal and professional fees		442,530
Clearance charges		382,616
Communications		150,467
Travel and entertainment		98,392
Regulatory fees		65,532
Bad debt expense		45,220
Interest expense		12,000
Other operating expenses		163,882
Total Operating Expenses		9,421,041
Net Loss before income taxes		(31,213)
Income tax benefit		68,551
Net Income	$	37,338

The accompanying notes are an integral part of these financial statements.

PHX Financial, Inc. dba Phoenix Financial Services
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2019

	Common Stock		Additional	Retained	
	Shares	Par	Paid-In Capital	Earnings	Total
Balance, January 1, 2019	100	$ 1	$ 627,009	$ (240,706)	$ 386,304
Net Income for the Year Ended December 31, 2019	-	-	-	37,338	37,338
Balance, December 31, 2019	100	$ 1	$ 627,009	$ (203,368)	$ 423,642

The accompanying notes are an integral part of these financial statements.

PHX Financial, Inc. dba Phoenix Financial Services
Statement of Changes in Liabilities to Claims of General Creditors
December 31, 2019

		Subordinated Liabilities
Balance, January 1, 2019	$	166,000
Increases		12,000
Decreases		-
Balance, December 31, 2019	**$**	**178,000**

The accompanying notes are an integral part of these financial statements.

PHX Financial, Inc. dba Phoenix Financial Services
Statement of Cash Flows
Year Ended December 31, 2019

Cash Flows From Operating Activities		
Net Income	$	37,338
Adjustments to Reconcile Net income to Net Cash used in Operating Activities:		
Depreciation		9,384
Lease obligation		10,811
Deferred tax liabilities		(68,551)
Interest expense accrued to subordinated loan interest payable		12,000
(Increase) Decrease in Assets		
Receivable from clearing organization		(48,499)
Other receivables		(163,727)
Prepaid expenses		51,201
Increase (Decrease) in Liabilities		
Commissions payable		(137,953)
Accrued expenses and other liabilities		20,804
Net Cash Used in Operating Activities		(277,192)
Net Decrease in Cash		(277,192)
Cash, Beginning of Year		415,291
Cash, End of Year	$	138,099

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

PHX Financial, Inc. dba Phoenix Financial Services (the Company) is a Florida Corporation registered as a broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of Phoenix Financial Consolidated Holdings, LP (Parent).

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Income Taxes

The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to account for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities.

Revenue Recognition

All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time.

NOTE 1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from customers by debiting their brokerage account with the Company. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Commission income is earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to customers. Acting as an agent, commission income is generated by the trade execution from the Company's clients' purchases and sales of securities, either on exchanges or over-the-counter, through the purchases of various investment products such as mutual funds, fixed income, options and commodity transactions. In return for such services, the broker dealer charges a commission. Revenues recognized under commission income consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

Corporate finance and placement agent fees are earned from revenue arising from securities offerings in which the Company acts as a selling group member. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date.

Insurance based fees are earned from revenue arising from the sale of insurance products in which the Company acts as an agent. Revenue is recognized on the trade date (the date of the contract terms). The Company believes that the trade date is the appropriate point in time to recognize revenue for insurance based transactions as there are no significant actions which the Company needs to take subsequent to this date.

Fair Value of Financial Instruments

The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments.
In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, Leases ("ASC842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances.The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

- The Company can acquire the leased asset at the end of the lease term for a below-market price.
- The ownership of the leased asset is transferred to the Company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represent at least 90% of the fair value of the leased asset.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Prime Rate from the Federal Reserve Bank as a guide for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments.

Leases with a lease term of 12 months or less at inception are not recorded on the Company's balance sheets and are expensed on a straight-line basis over the lease term in the Company's statements of operations.

NOTE 2. CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. It has not experienced any losses on such amounts.

NOTE 3. RECEIVABLE FROM / DUE TO CLEARING AGENT

In March 2017 the Company entered into a clearing agreement with Axos Clearing, LLC. The Company clears all security transactions through its clearing agent, Axos Clearing, LLC. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

NOTE 4. OTHER RECEIVABLES

Included in other receivables are loans receivable, other amounts due from registered representatives and other commissions due from insurance-based products. The loans receivable are amounts advanced to employees as incentives. The unsecured loans are non-interest bearing and generally have a three-year term. The loans are forgiven once the employees have met their length of service obligations. If an employee fails to meet the requirement and is terminated, management evaluates the likelihood of collectability. Once management deems the receivable uncollectable, the balance is written off. As of December 31, 2019, there were no outstanding balances of the loans receivable.

Other amounts due from registered representatives are advances made on commissions and chargebacks for regulatory fees and other items. Amounts due from registered representatives as of December 31, 2019 were $1,439,930. Management has implemented an allowance against broker advances based on length of time outstanding and productivity of the registered representative. As of December 31, 2019, the allowance for broker advances was $1,242,105.

The balance of other receivables at December 31, 2019 consists of:

Broker advances, net of allowance	$ 197,825
Commissions from insurance products	173,110
	$ 370,935

NOTE 5. INCOME TAXES

The Company accounts for income taxes under FASB ASC 740, "Income Taxes". Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The tax years 2016 to 2018 remain open to examination by the Internal Revenue Service, the State of New York, the City of New York and the State of Florida. The Company files its tax returns on the cash basis method of accounting. Under the cash basis method, revenues are recognized when received rather than earned, and costs are recognized when cash is disbursed rather than when the obligation is incurred.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2019 are as follows:

NOTE 5. INCOME TAXES (CONTINUED)

Deferred tax assets:		
Net operating loss carryforwards	$	(16,342)
Total gross deferred tax assets		(16,342)
Deferred tax liabilities:		
Accrual to cash tax adjustments		(26,613)
Net deferred tax liabilities:	$	(42,955)

Income tax benefit (provision) for the year ended December 31, 2019 consisted of the following:

Deferred taxes expense	$	-
Income tax provision	$	-

NOTE 6. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2019 consisted of the following:

Furniture and equipment	70,866
Less: Accumulated depreciation	(51,220)
	$ 19,646

Based on their estimated useful life, furniture and equipment is calculated over 5 years and 3 years, respectively. Depreciation expense was $9,384 for the year ended December 31, 2019.

NOTE 7. OTHER INCOME

Included in other income is revenue from broker chargebacks. These are amounts received from the clearing broker for postage and other items. Amounts received from the clearing broker for the year ended December 31, 2019 were $411,542.

NOTE 8. STOCK BASED COMPENSATION

In compliance with financial reporting standards of FASB ASC 718- Stock Based Compensation, the Company used the application of Black-Scholes Merton Stock Option Pricing Model to determine stock warrants immediately assigned valued at $167,884 as of December 31, 2019. The Company's warrant revenue and compensation is based on the volatility factor in the Black-Scholes model of 80% based on average monthly volatility of selected peer companies. The risk-free rated interest rate used was approximately 1% based on U.S. Treasury zero-coupon bond yields of maturities corresponding to the estimated expected term.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $178,634 which was $162,031 in excess of its required net capital. The Company's net capital ratio was 1.39 to 1.

NOTE 10. RELATED PARTY TRANSACTIONS

The Company occupies office space on a month to month basis through leased premises of the Parent. Rent expense for the year ended December 31, 2019 was $330,399.

NOTE 11. COMMITMENTS & CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

During 2018, the Company entered into a sublease agreement for office space in Hauppauge, New York which expires in February 2023. During 2019, the Company entered into lease agreement for a copier which expires in 2022. Rent expense for the year ended December 31, 2019 was $133,129.

Upon adoption, the Company recorded a ROU asset of $463,466 and an operating lease liability of $470,199 assuming a discount rate of 5%, the Company's estimated incremental borrowing rate. For the year ended December 31, 2019, the Company has operating lease right-of-use assets and operating lease liabilities amounted to $372,474 and $383,285, respectively in the accompanying statement of financial condition.

Future minimum rental payments required under the lease liabilities together with their present value are approximately as follows:

NOTE 11. COMMITMENTS & CONTINGENCIES (CONTINUED)

Year ending December 31,		
2020	$	129,029
2021		132,801
2022		125,543
2023		25,585
2024		2,475
Total payments under operating lease liabilities		**415,433**
Less discount to present value		(32,148)
Total operating lease liabilities	**$**	**383,285**

NOTE 12. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On September 12, 2017, the Company entered into a FINRA approved subordinated loan agreement in the amount of $150,000 with Axos Clearing, LLC. The loan has a five-year term and bears interest at 8% per annum. As of December 31, 2019, the balance of the subordinated loan was $178,000 which includes accrued interest of $28,000. The subordinated loan and interest are used in computing net capital.

NOTE 13. SUBSEQUENT EVENTS

These financial statements were approved by management and available for issuance on March 6, 2020. Management has evaluated subsequent events through this date.

PHX Financial, Inc. dba Phoenix Financial Services
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2019

NET CAPITAL		
Stockholder's equity	$	423,642
Liabilities subordinated to claims of general creditors		178,000
Total equity and allowable subordinated liabilities	$	601,642
Deductions and/or Charges:		
Non-Allowable Assets:		
Other receivables		370,935
Furniture and equipment, net		19,646
Deposits		17,287
Prepaid expenses		15,140
Total Non-Allowable Assets		423,008
Net Capital	$	178,634
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS AMOUNTING TO $16,603 OR $5,000 WHICHEVER IS GREATER	$	16,603
Excess Net Capital	$	162,031
Excess Net Capital at 120%	$	153,730
AGGREGATE INDEBTEDNESS		
Commissions payable	$	35,251
Accrued expenses and other liabilities		202,976
Operating lease liabilities		10,811
	$	249,038
Ratio of Aggregate Indebtedness to Net Capital		1.39 to 1
Percentage of debt to debt-equity total		0.30 to 1

There are no material differences between the Company's computation of the net capital presented above and the Company's amended Form X-17a-5, Part IIA as of December 31, 2019, as filed.

PHX Financial, Inc. dba Phoenix Financial Services
Supplementary Information
Computation For Determination Of Reserve Requirements And Information Relating To Possession Or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive benefit of Customers."

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 11th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
PHX Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) PHX Financial, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
March 6, 2020

PHX Financial, Inc. dba

Phoenix Financial Services

Exemption Report

We as members of management of Phoenix Financial Services (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January 1, 2019 to December 31, 2019 without exception.

Phoenix Financial Services

I, Kevin Chen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO

Date: March 6, 2019